Emgold Mining Corporation (An Exploration Stage Company)
Management Discussion and Analysis
For The Nine and Three Months Ended 30 September 2013
Stated in United States Dollars
Date: 28 November 2013

Table of Contents

To Our Shareholders	1
Overview	2
The I M Project, California	4
Buckskin Rawhide East Property, Nevada	5
Buckskin Rawhide West Property, Nevada	6
Koegel Rawhide Property, Nevada	7
Stewart Property, British Columbia	8
Rozan Property, British Columbia	8
Golden Bear Ceramics Company	8
Events Subsequent to the Period End	8
Results of Operations	9
Financial Data for the Last Eight Quarters	11
Exploration and Evaluation Expenditures	12
Liquidity	13
Capital Resources	13
Related Party Transactions and Balances	17
Off Balance Sheet Arrangements	18
Critical Judgment in Applying Accounting Policies	18
Financial Instruments and Other Instruments	20
Management of Capital	21
Approval	22
Caution on Forward Looking Information	23

Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

To Our Shareholders

The following information, should be read in conjunction with the unaudited condensed interim consolidated financial statements of Emgold Mining Corporation (“Emgold” or “the Company”) for the nine months ended 30 September 2013 (fiscal 2013) and 2012 (fiscal 2012) and the related notes attached thereto, and the audited annual financial statements for the year ended 31 December 2012, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in U.S. dollars unless otherwise indicated.

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The following list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated. Actual results relating to exploration, mining, processing, manufacturing, and reclamation activities including results of exploration, mineral resource and reserve determination, results of operations, and results of reclamation, as well as associated capital and operating costs could differ materially from those currently anticipated. Actual results could differ materially from those anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand, and changes in prices for the products that may be produced. Other factors that may affect actual results include the litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, such as technological and operational difficulties encountered in connection with our activities, productivity of our resource properties, labour relations matters, labour costs, material and equipment costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

The table below sets forth the significant forward-looking information included in this MD&A:

Forward-Looking Information	Key Assumptions	Most Relevant Risk Factors
Future funding for ongoing operations	The Company will be able to raise these funds	The Company has disclosed that this may be difficult and failure to raise these funds will materially impact the Company’s ability to continue as a going concern
Status of the Idaho-Maryland Project	The Company will be able to extend or renegotiate the Lease and Option to Purchase Agreement on certain surface and mineral rights associated with the Project	The Company has disclosed a Lease and Option to Purchase Agreement on certain surface and mineral rights expired on 01 February 2013. Failure to extend this agreement may materially impact the Company.
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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Overview

Emgold is a mineral exploration and mine development company with properties located in the western U.S. and Canada. The Company has a portfolio of exploration projects including the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties in Nevada, and the Stewart Property and Rozan Properties in British Columbia. High grade vein and bulk disseminated gold exploration targets have been identified at the Buckskin Rawhide East, Buskin Rawhide West, and Koegel Rawhide Properties. Gold, silver, molybdenum and tungsten targets have been identified at the Stewart Property. Gold targets have been identified on the Rozan Property.

The Company has been progressing the permitting and reopening of the historic Idaho-Maryland Gold Mine located in Grass Valley, California (the “I-M Project”) since 2003. However, the Project was placed on hold on October 26, 2011 due to poor equity market conditions and will remain on hold until such time as the Company is able to raise sufficient funds to advance the Project through the permitting process. On September 10, 2012, the Company’s permit applications were deemed withdrawn by the City of Grass Valley and will have to be resubmitted if and when the Company is ready to more forward with the permitting process. On February 1, 2013, the Company announced that the Lease Option to Purchase Agreement for certain surface and mineral rights associated with the Idaho-Maryland Project had expired. Should negotiations to extend the Agreement be unsuccessful, Emgold has stated it will terminate the Project and focus on the other assets the Company currently has in its portfolio.

In addition to its mineral property interests, the Company has developed a manufacturing process that can be used to process a variety of mineral wastes, including mine tailings, fines from aggregate quarries, and fly ash from coal fired power plants, into high quality 100% recycled stone and ceramic building products such as floor tile, roof tile, and wall cladding. These products can be certified by the US Green Building Council and would meet requirements for Leadership in Energy and Environmental Design (LEED) Credits. The Company plans to ultimately spin this technology off to a third party to allow its commercialization to be independently financed.

Significant Events and Transactions during the Period

Idaho-Maryland Property, CA

On 01 February 2013 a Lease Option to Purchase Agreement for 91 acres of surface rights and 2,750 aces of mineral rights associated with the Idaho-Maryland Project expired (“BET properties”). The Company is in discussions to extend and/or renegotiate this Agreement. Should negotiations to extend the agreement be unsuccessful, Emgold has stated it will terminate the Project and focus on the other assets the Company currently has in its portfolio. Permitting activities for the Idaho-Maryland Project remain on hold.

On September 4, 2013, Emgold announced it had sold 18 acres of land in Grass Valley for proceeds of $450,000. This acreage was considered as non-core property and not necessary for development of the Idaho-Maryland Project. The sale reduced the Company’s land holdings in Grass Valley from 52 to 34 acres.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Buckskin Rawhide East Property, NV

The Company is currently working on the third step in a series of transactions related to the acquisition of 100% of the Buckskin Rahide East Property, a CDN $1 million private placement by Rawhide Mining LLC (“RMC”) into Emgold, and subsequent lease of the Property to RMC. This third step will involve the acquisition of the remaining 25% of 40 unpatented mineral claims that make up part of the Buckskin Rawhide East Property. As part of this step, the remaining CAD$250,000 private placement will be completed with RMC, of which $110,000 will be used to acquire the 25% interest.

The fourth and final step with RMC will involve completion of a Lease Agreement. RMC has agreed to lease the Buckskin Rawhide East Property from Emgold based on the following terms:

1.	The Lease Term is 20 years.
2.	Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.
3.	During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.
4.	RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.
5.	RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.
6.	RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.
7.	Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce
8.	After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold. Should Emgold subsequently advance the Property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

On 17 June 2013, Emgold announced that the 2013 surface drilling program for the Buckskin Rawhide East Property was approved by the Bureau of Land Management. Drilling on the property, conducted by RMC, commenced on the Property in the third quarter.

Buckskin Rawhide West Property, NV

No activity to report.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Koegel Rawhide Property, NV

No activity to report.

Rozan Property, B.C.

No activity to report.

Stewart Property, B.C.

No activity to report

Corporate

The Company completed its 2013 Second Quarter Report and continued financing activities.
On 21 August 2013 Emgold announced the retirement of Mr. Sargent Berner as a director of the Company and the appointment of Mr. Allan Leichert.

The I-M Project, California

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851. It was in production from 1862 through 1956 and was the second largest historical underground gold producer in California. Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton. The Idaho-Maryland Mine is located adjacent to the historic Empire Mine, the largest historical underground producer in California, reportedly producing 5.8 million ounces of gold. It was Newmont Mining Corporation’s first operating mine and Newmont maintains the mineral rights to the property. Within a three mile radius of the Idaho-Maryland Mine, the historic mines in the Grass Valley District produced a reported 13 million ounces of gold. Including placer gold, the Grass Valley District is reported to have produced 17 million ounces of gold.

At 31 December 2012, the Company had a mining lease and option to purchase agreement (the “BET Agreement”) for the I-M Project. Subsequent to year end 2013, the BET Agreement expired. The Company is currently in negotiations to extend or renegotiate the Agreement. The BET Agreement, subject to a series of extensions, covers the BET properties. Emgold owns certain other mineral and surface rights associated with the Project.

Prior to the expiry of the BET agreement, the Company was in the advanced stage of the permitting process for the I-M Project. The I-M Project is being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act (“SMARA”), as well as other local, State and Federal legislation. The City of Grass Valley (the “City”) is the Lead Agency for the CEQA and SMARA processes for the I-M Project.

Note that current volatility in the world markets due to political and economic conditions, beyond the Company’s control, are affecting all junior and senior mining companies’ ability to raise funds in the current market. As announced in a 26 October 2011 press release and further reiterated in 07 September 2013 and 01 February 2013 press releases, Emgold recognized it would need to temporarily place the Idaho-Maryland Project permitting on hold until market conditions improve. At this point in time, markets have not improved. As outlined in the press releases, the Company may elect to drop the project and focus on other quality assets in the Company’s portfolio.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Buckskin Rawhide East Property, Nevada

The Buckskin Rawhide East Property is situated within the Walker Lane structural zone and gold belt of western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District. The geology and mineralization on the Property are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range.

The Buckskin Rawhide East Property, totalling 52 unpatented mineral claims, is an early stage gold/silver exploration property located adjacent to and bounded on the east and south by the Denton Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Denton Rawhide Mine was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation with reported production (by Kennecott) of 1.4 million ounces of gold and 10 million ounces of silver between 1988 and 2005. It is also adjacent to and bounded on the north and west by the Regent gold-silver Property (“Regent Property”), also owned Rawhide Mining LLC. The Regent Property was formerly drilled by Kennecott Rawhide Mining Company, Newmont Exploration Company, and Pilot Gold Corporation. The Buckskin Rawhide West Property, totalling 21 mineral claims, is an early stage gold/silver Property located adjacent and west of the Regent Property.

Exploration results at Buckskin Rawhide East Property indicate the potential for high grade mineralized gold/silver veins and bulk mineable disseminated gold/silver zones. The development alternatives included advancing the Buckskin Rawhide East Property as a standalone gold/silver exploration project or working with Rawhide Mining LLC to explore and develop the Property. The company elected to work with Rawhide Mining LLC, as outlined below, to conduct exploration on the Property and, should any mineable reserves be delineated, potentially have those reserves permitted, mined, and processed at the adjacent Rawhide Mine. This path is believed to be the best way for the Company to obtain potential cash flow from the Property.

In 2012, Emgold signed an Option Agreement to acquire 100% interest in the 46 claims that were part of the Lease and Option to Purchase Agreement. Subsequently, Emgold has acquired six additional claims from Nevada Sunrise LLC and therefore holds 100% interest in 12 claims. Emgold now holds a 75% interest in 40 additional claims that it acquired from Nevada Sunrise LLC. Emgold is in the process of acquiring the remaining 25% of the 40 additional claims from the Estate of Maurice and Lorraine Castagne. Regardless, Emgold currently controls this 25% interest in the claims by nature the 2010 Lease and Option to Purchase Agreement with Nevada Sunrise LLC.

On 14 and 19 November 2012, the Company announced that it had signed an Agreement with Rawhide Mining LLC (“RMC”) pursuant to which the Company would issue to RMC, on a private placement basis, shares and warrants in an amount of CAD$1.0 million, part of which would be used to fund the above transaction. Also, pursuant to the Agreement, upon completion of the title transfer of the 100% of the Buckskin Rawhide East Property to Emgold, the Company will subsequently lease the property to RMC. This transaction is occurring in a number of steps.

After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold.

A press release issued by Emgold on 17 June 2013 indicates that permits for the 2013 exploration program at Buckskin Rawhide East were received from the Bureau of Land Management. Reverse circulation drilling commenced on Property in third quarter 2013, being conducted by RMC.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Buckskin Rawhide West Property, Nevada

The Buckskin Rawhide West Property is situated within the Walker Lane structural zone and gold belt of western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District. The geology and mineralization on the Property are associated with lithological units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range.

The Buckskin Rawhide West Property, totalling 21 mineral claims, is an early stage gold/silver exploration property located two miles west of the Denton Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Buckskin Rawhide East Property, totalling 52 mineral claims, is an early stage gold/silver Property, also controlled by Emgold, located several thousand feet east but not adjacent to Buckskin Rawhide West.

Exploration results at Buckskin Rawhide West Property indicate the potential for high grade mineralized gold/silver veins and bulk mineable disseminated gold/silver zones. The development alternatives included advancing the Buckskin Rawhide West Property as a standalone gold/silver exploration project or working with Rawhide Mining LLC to explore and develop the Property.

Emgold has a lease and option to purchase agreement with Jeremy Wire, an individual, for 21 unpatented mining claims at Buckskin Rawhide West. The terms of this agreement were disclosed in an Emgold news release dated 06 February 2012.

Emgold has agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$10,000	(1)
2013	$10,000	(2)
2014	$10,000	(2)
2015	$20,000	(3)
2016	$30,000	(3)
2017	$30,000	(3)
2018	$30,000	(3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment is due, subject to a minimum price of USD$0.08 per share. The 2013 property payment was made with the issuance of 125,000 shares.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments and completion of the Technical Report, Emgold will acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Koegel Rawhide Property, Nevada

The Koegel Rawhide Property is an early stage gold/silver exploration property located about four miles south of the Denton Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Rawhide Mine was formerly operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation with reported production (by Kennecott) of 1.4 million ounces of gold and 10 million ounces of silver between 1988 and 2005. It is also south of Emgold’s Buckskin Rawhide Property and the Regent gold-silver Property, owned by Rawhide Mining LLC. The Regent Property was formerly drilled by Kennecott Rawhide Mining Company and Newmont Exploration Company.

Geologic mapping by Charles P. Watson, a consulting geologist, in the years 1991-1992, indicates the Property is covered mostly by Tertiary (Pliocene) age intermediate volcanic rocks including andesitic tuff breccias, sills and dikes. The volcanic units have been folded into minor anticlines and faulted. Faults of several orientations occur on the Property with north, northwest and northeast trends. Hydrothermal alteration (clay and silica) is present and is associated with structures and mineralization.

Emgold has a lease and option to purchase agreement with Jeremy Wire, an individual, for 19 unpatented mining claims at Koegel Rawhide. The terms of this agreement were disclosed in an Emgold news release dated 13 February 2012. Emgold has agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$10,000	(1)
2013	$10,000	(2)
2014	$10,000	(2)
2015	$20,000	(3)
2016	$30,000	(3)
2017	$30,000	(3)
2018	$30,000	(3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares. (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold. (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments and completion of the Technical Report, Emgold will acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

On 15 February 2012, the Company announced that it had staked an additional 17 unpatented mining claims totalling 340 acres. This increased the size of the Koegel Rawhide Property to 36 unpatented mining claims totalling 720 acres.

The 2013 property payment was made with the issuance of 111,000 shares.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a polymetallic prospect located close to Nelson in south-eastern British Columbia. The Company has earned a 100% interest in the property, subject to an underlying royalty interest.

The Stewart Property is an early stage exploration property. It is located in a region of historic mining activity, and is part of a large geological trend of tungsten, molybdenum and gold mineralization. The Stewart Property contains a number of gold, molybdenum, tungsten and silver-lead-zinc prospects. The property has been assessed by various operators since 1967, each exploring a different type of mineral deposit. Much data is available from those programs as well as work done by Emgold. Five main exploration targets have been identified to date – the Stewart Moly Zone, the Craigtown Creek Gold Zone, the Stewart Creek Gold Zone, the Arrow Tungsten Zone, and the Free Silver Zone.

Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Property, a prospect located south of the community of Nelson in the Red Mountain area of south eastern British Columbia. The Company holds a 100% interest in the property, subject to an underlying royalty interest.

The Rozan Property is an early stage polymetallic exploration property in the same geological trend as the Stewart Property. Exploration by Emgold has included geological mapping, geochemical sampling and geophysical surveys along with small drilling programs, all of which had encouraging results. The Rozan Property has the potential for high-grade gold veins, bulk mineable disseminated gold zones, and possibly other metals.

Golden Bear Ceramics Company

Golden Bear Ceramics Company has developed a process that can use a variety of non-traditional feedstock materials such as mine tailings, fly ash from coal fired power plants, fines from aggregate quarries, and other mineral wastes to make high quality 100% recycled stone and ceramic building products. This process uses off-the-shelf equipment from the ceramics industry and involves traditional cold forging and hot forging processes.

Events Subsequent to the Period End

Subsequent to the period ended 30 September 2013, 141,500 options and 7,226,142 warrants expired unexercised.

On 11 October 2013, the Company announced the grant of 3,000,000 incentive stock options, pursuant to its Stock Option Plan, to Directors, Officers, Employees and Consultants of the Company. The options are exercisable at a price of $0.10 per share for a 5 year term, expiring 11 October 2018.

Any shares issued on the exercise of these stock options will be subject to a four-month hold period from the date of the grant. This stock option grant is subject to approval of the TSX Venture Exchange.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Results of Operations

The comprehensive income for the three months ended 30 September 2013 was $106,216 which compares to a comprehensive loss of $406,122 during the three months ended 30 September in 2012. The comprehensive loss for the nine months ended 30 September 2013 was $110,971 which compares to a comprehensive loss of $898,436 during the nine months ended 30 September in 2012. The main fluctuations in costs are as follows:

Exploration and evaluation (Rounded ‘000)	9 months 2013	9 months 2012	3 months 2013	3 months 2012
	$48,000	736,000	$(36,000)	391,000
Variance increase (decrease)	(688,000)		(427,000)

The decreased expenses incurred in the nine month period ended 30 September 2013 compared to the same period in 2012 is due to flow through exploration work conducted in 2012 of the Company’s BC property. Similar work was not done in 2013. The Company has endeavoured to conserve cash in a very difficult market place. The variance in the three month period ended is a result of cost recoveries on salaries paid to geologists. The Company has also worked hard to renegotiate payables to vendors and has achieved a gain on settlement of certain expenses with vendors. This is in line with management’s expectations.

Management and consulting fees (Rounded ‘000)	9 months 2013	9 months 2012	3 months 2013	3 months 2012
	$141,000	19,000	$23,000	(2,000)
Variance increase (decrease)	122,000		25,000

In the previous period the company was more active with respect to its exploration activities which resulted in the allocation of CEO fees amongst exploration activities to accurately reflect the work performed. In the current period, the Company is less active with respect exploration, and therefore the allocation of CEO fees is more administrative in nature.

Salaries and benefits (Rounded ‘000)	9 months 2013	9 months 2012	3 months 2013	3 months 2012
	$73,000	170,000	$30,000	61,000
Variance increase (decrease)	(97,000)		(31,000)

The differences in the amounts over the three month and nine month period result from instigating contractual bookkeeping and accounting services with Clearline Chartered Accountants and making changes to its management structure. The Company expects this trend to continue throughout the current year.

Office administration (Rounded ‘000)	9 months 2013	9 months 2012	3 months 2013	3 months 2012
	$50,000	155,000	$25,000	69,000
Variance increase (decrease)	(105,000)		(44,000)

The differences in the amounts over the three month and nine month period result from instigating contractual accounting services and the reclassification of a variety of expenses. The Company expects this trend to continue throughout the current year and expects overall results to be a reduction in costs.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Unrealized loss (gain) on warrant liability (Rounded ‘000)	9 months 2013	9 months 2012	3 months 2013	3 months 2012
	$(29,000)	(490,000)	$1,000	(196,000)
Variance increase (decrease)	461,000		197,000

The warrant liability will continue to roll into income as the passage of time decreases the value of the remaining liability. The unrealized gain in the three month period ended 30 September 2013 is a result of adjusting the liability to reflect the warrants issued in the Canadian dollar during the year. Refer to the audited annual consolidated financial statements for the year ended 31 December 2012 for further details.

Gain on settlement liabilities	9 months 2013	9 months 2012	3 months 2013	3 months 2012
	$84,000	-	$-	-
Variance increase (decrease)	84,000		-

During the nine month period ended 30 September 2013, the Company recognized a recovery on certain liabilities, which it believes are no longer payable.

Gain on sale of land (Rounded ‘000)	9 months 2013	9 months 2012	3 months 2013	3 months 2012
	$(193,000)	-	$(193,000)	-
Variance increase (decrease)	(193,000)		(193,000)

During the nine month period ended 30 September 2013, the Company recognized a gain from sale of land.

Gain on sale of equipment (Rounded ‘000)	9 months 2013	9 months 2012	3 months 2013	3 months 2012
	$(21,000)	(4,000)	$-	-
Variance increase (decrease)	(17,000)		-

During the nine month period ended 30 September 2013, the Company recognized a gain from a sale of equipment.

Stock-based compensation (Rounded ‘000)	9 months 2013	9 months 2012	3 months 2013	3 months 2012
	$-	134,000	$-	16,700
Variance increase (decrease)	(134,000)		(16,700)

The decreased expenses incurred in both three months and nine months ended 30 September 2013 compared to the same period in 2012 is a result of the Company didn’t issue any shares in this period.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Financial Data for the Last Eight Quarters

The following table sets out selected unaudited quarterly financial information of the Company and is derived from the unaudited interim condensed interim consolidated financial statements prepared by management. The Company’s interim financial statements are prepared in accordance with International Financial Reporting Standards and are expressed in US dollars

	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS
Three Months Ended	Sep-13	Jun-13	Mar-13	Dec-12	Sep-12	Jun-12	Mar-12	Dec-11
	$	$	$	$	$	$	$	$
Total Revenues	-	-	-	-	-	-	-	-
(Loss) income from continuing operations	(86,073)	(42,496)	(174,691)	522,705	(406,122)	(516,751)	24,437	(855,503)
Income (Loss) for the period	106,216	(42,496)	(174,691)	522,705	(406,122)	(516,751)	24,437	(855,503)
Gain (loss) per share (Basic and diluted)	(0.00)	(0.00)	(0.00)	0.01	(0.01)	(0.01)	0.00	(0.02)
Total assets	1,372,229	1,585,153	1,701,112	1,677,936	1,500,731	1,611,293	1,938,803	2,198,166
Working capital	(513,147)	(877,877)	(801,353)	(923,332)	(466,057)	4,178	346,151	651,840

During the period between December 2011 and March 2012, the Company ceased exploration as a result of meeting its flow through requirements in the 2011 year ended. The income in the three month period is primarily due to the adjustments impacting the warrant liability as disclosed above and in the Company condensed interim consolidated financial statements.

The variances between the three month periods between March and June 2012, June and September 2012, and September and December 2012 are primarily a result of adjustments impacting the warrant liability and timing of exploration expenses incurred.

The variance between the 31 December 2012 and 30 June 2013 periods is widely a result of a significant adjustment to the warrant liability at 31 December 2012 as a result of the audit process. The expenses and revenues incurred in the three month period ended 30 September 2013 are in line with the expectations of management.

During the period between June 2013 and September 2013, the loss from continuing operations increased over the June 2013 period as a result of timing variances of expenses incurred. The income for the period increased over the June 2013 period as a result of a non-recurring gain on the selling of mineral properties.

Other factors contributing to the variances between quarters are affected by the Company’s activities and progress on permitting of the I-M Project and flow through work completed on the Company’s B.C. properties. These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process, resource estimates and engineering or capital expenditures, which may be delayed.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Exploration and Evaluation Expenditures

	Nine months ended	Year ended	Cumulative total as at
	30 September 2013	31 December 2012	30 September 2013
Idaho – Maryland Property, California
Geological and geochemical	$-	$279,912	$4,977,460
Land lease and taxes	18,948	167,244	1,846,298
Mine planning	-	77,168	4,819,000
Transportation	-	9,330	137,580
Community relations	-	2,380	82,941
Assay and analysis	-	1,023	101,163
Site activities	-	827	1,673,217
Drilling	-	-	1,039,920
Consulting	-	-	209,713
Stock-based compensation	-	42,200	642,144
Incurred during the period	$18,948	$580,084	$15,529,436
Buckskin Rawhide East, Buskin Rawhide West, and Koegel Properties, Nevada
Geological and geochemical	23,786	-	51,951
Transportation	11,553	-	11,553
Site activities	-	-	5,116
Incurred during the period	$35,339	$-	$68,620
Rozan Property, BC
Drilling	-	221,721	285,771
Assays and analysis	(2,977)	63,052	71,878
Geological and geochemical	-	33,082	156,470
Site activities	-	175	22,219
Transportation	-	64	12,418
Stock-based compensation	-	-	16,055
Trenching	-	-	4,666
Assistance and recovery	-	-	(7,322)
Incurred during the period	$(2,977)	$318,094	$562,155
Stewart Property, BC
Drilling	-	227,913	1,079,056
Assays and analysis	(2,977)	3,036	156,771
Geological and geochemical	-	53,406	376,399
Claim fees	-	2,332	2,332
Transportation	-	1,796	57,857
Site activities	-	668	32,013
Stock-based compensation	-	-	16,055
Trenching	-	-	19,318
Assistance and recovery	-	-	(29,692)
Incurred during the period	$(2,977)	$289,151	$1,710,109
Total Exploration Expenditures	$48,333	$1,187,329	$17,870,320
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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares and warrants pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares. In addition, the Company endeavours to minimize dilution to existing shareholders. There is no assurance that the Company will be successful with any financing ventures. Please refer to the “Risks” section of this document.

At 30 September 2013, the Company had a working capital deficiency of $513,147, compared with a working capital deficiency of $923,332 at 31 December 2012.

Cash used in operating activities during the three month period ended 30 September 2013 totalled $408,497
(30 September 2012 - $(260,276)).

Cash raised from investing activities during the three month period ended 30 September 2013 totalled $471,240 (30 September 2012 – cash $(6,845)).

Cash raised in financing activities during period ended 30 September 2013 totalled $Nil
(30 September 2012 – 121,289).

Investing Activities

As at 30 September 2013, Emgold has capitalized $1,252,157 (31 December 2012 - $1,464,274) representing costs associated with the acquisition of its mineral property interests in California, Nevada and British Columbia.

Capital Resources

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to continue to raise equity capital for future operations. If it is unable to continue to raise sufficient equity capital for continued permitting and corporate overhead, it would have to cease operations.

Share Capital

As at 30 September 2013, the Company had 72,587,462 common shares issued and outstanding. The fully diluted share capital of 107,688,772 assumes the conversion of 30,929,145 warrants and 4,172,165 options.

As at the date of this report, the Company had 72,587,462 common shares issued and outstanding. Subsequent to the period ended 30 September 2013, the Company saw 141,500 options and 7,226,142 warrants expire unexercised. An additional 3,000,000 stock options were granted on 11 October 2013. Therefore the fully diluted share capital equals 103,321,130.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Financing Activities

Further financing will continue to be required to advance the I-M Project, for exploration of Emgold’s other properties, and for general and administrative costs, in order to complete the permitting process. Emgold has been looking at various alternatives to implement Golden Bear’s business plan as noted in section 1.1.1. The Company currently has no carrying value for Golden Bear and all costs were written off in fiscal 2008.

Going Concern

These condensed interim consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast significant doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of revenue, is unable to self-finance operations and has significant on-going cash requirements to meet its overhead and maintain its mineral interests. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; although the Company has been successful in the past at raising funds, there can be no assurance that this will continue in the future. If the going concern assumption were not appropriate for these condensed interim consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used and such adjustments could be material.

External permitting activities with the City of Grass Valley related to the I-M Project in California remain on hold pending financing activities by the Company and pending extension of the Lease Option to Purchase Agreement for certain surface and mineral rights associated with the Project. As announced in 26 October 2011, 07 September 2012, and 01 February 2013 press releases, the preparation of the Environmental Impact Report (EIR) remains temporarily on hold while the Company waits for improved equity market conditions to raise the funds necessary to complete the process. On 10 September 2012, the City of Grass Valley notified the Company that their 2011 Revised Permit Applications were “deemed withdrawn” and the applications will need to be resubmitted when the Company has the funds in place and is ready to move forward. On 01 February 2013, subsequent to year end 2012, a Lease Option to Purchase Agreement for the BET properties expired. The Company is in negotiations to extend this Agreement. Should negotiations to extend the agreement be unsuccessful, Emgold has stated it will terminate the Project and focus on the other assets the Company currently has in its portfolio.

Since 2009, Emgold management has taken many steps to reduce corporate and project costs. Currently, executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Although over 40 gold mines have been permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry and financial institutions that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required and timely equity financing. The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California. The Company has received all permits applied for by the Company since its acquisition of the I-M Project.

There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis on its exploration properties. As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Plans for 2013 and On-going

The Company continues to plan to advance the permitting of the I-M Project in Grass Valley. The I-M Project is entering the final stages of the CEQA process which will require a substantial amount of the Company's financial and management resources. The Company plans to raise funds to continue advancing the I-M Project. Should funding not be available, the Company may elect to drop the I-M Project and focus on other properties the Company has in its portfolio.

A Lease Option to Purchase Agreement for the BET properties expired on February 1, 2013. The Company is in negotiations to extend this Agreement. Should negotiations to extend the agreement be unsuccessful, Emgold has stated it will terminate the Project and focus on the other assets the Company currently has in its portfolio

The Company believes the Buckskin Rawhide East Property is a highly prospective gold-silver exploration property with potential for discovery of high grade and bulk disseminated mineralization. A high grade zone and bulk disseminated zone have been identified for core drilling. Additional prospects on the property also exist. Subject to completion of the agreement announced with Rawhide Mining Company LLC in 14 and 19 November 2012 press releases, it is expected that RMC will conduct exploration activities on the Buckskin Rawhide East Property in 2013 with the goal of identifying resources that could ultimately be developed and processed at the adjacent Denton-Rawhide Mine. The Company intends to conduct initial exploration activities (chip sampling, soil sampling, and geologic mapping) on the Buckskin Rawhide West Property that are not part of the RMC agreement, subject to financing.

The Company believes its Koegel Rawhide Property is a highly prospective gold-silver exploration property with potential for high grade and bulk disseminated mineralization. A high grade zone has been identified for core drilling and additional prospects on the property will continue to be investigated, subject to financing.

The Company believes the Stewart and Rozan Properties are highly prospective poly-metallic exploration properties with potential for discovery of molybdenum, tungsten, gold, silver, and other types of mineralization. A number of targets have been identified for continuing exploration, subject to financing.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Related Party Transactions and Balances

The Company’s related parties consist of directors, executive officers and companies owned by directors and / or executive officers as follows:

Related parties	Nature of transactions
David Watkinson, CEO	Management fees & share-based awards
A company owned or controlled by Grant T. Smith, CFO	Professional fees
A company of which a Director, Kenneth Yurichuck, is a director	Management fees & share-based awards
Sargent Berner, Director	Share-based awards
Stephen Wilkinson, Director	Share-based awards
Andrew MacRitchie, Director	Share-based awards
William Witte, Director	Share-based awards

Related party transactions and balances not disclosed elsewhere in the condensed interim consolidated financial statements are as follows:

Related Party Transaction
Name and Principal Position	Period (i)	Remuneration or fees(ii)		Share-based awards
CEO and President – management fees	2013 2012	$138,750 138,800	$	- 49,200
A company of which the CFO is a director (iii) – management fees	2013 2012	28,560 3,000		- -
A company of which the CFO is a director (iii) – accounting	2013 2012	14,444 1,500		- -
759924 Ontario Ltd. (iv) – consulting fees	2013 2012	- 27,300		- 13,100
Quorum Management	2013 2012	- -		- -
Directors	2013 2012	- -		- 52,400

                    i)                        For the nine month period ended 30 September 2013 and 2012.

                  ii)                        Amounts disclosed were paid or accrued to the related party.

                iii)                        A company of which the CFO, Grant T. Smith, is a director.

                iv)                        A company of which a director, Kenneth Yurichuk, is a director.

At 30 September 2013, fees of $500,247 (2012 – $323,800) payable to David Watkinson; fees of $18,210 (2012 –$4,000) payable to Clearline; fees of $27,286 (2012 – $27,286) payable to 759924 Ontario Ltd.; and fees of $Nil (2012 – $Nil ) refundable from Quorum Management and Administrative Services Inc. were included in accounts payable or due to related parties

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. These transactions occurred in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

During the prior year the Company received services from Quorum Management and Administrative Services Inc. (“Quorum”). Quorum is a private company held jointly by the Company and other public companies, created to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company. In April 2012, the partners of Quorum made the decision to wind up its administrative operations effective 31 August 2012. Management is aware of the possibility that there may be a future cost associated with the conclusion of this agreement. At the period ended 30 September 2013 and at the date of this report, the Company is unable to make a reliable estimate of the cost or likelihood of them being incurred. Accordingly, no provision has been made in the condensed interim consolidated financial statements.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. These transactions occurred in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Critical Judgment in Applying Accounting Policies

In the application of the Company’s accounting policies, which are described in note 3 of the annual audited consolidated financial statements for the year ended 31 December 2012, management is required to make judgments, estimates and assumptions about the carrying amount and classification of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revisions affect only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

The following are the critical judgments and areas involving estimates, that management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amount recognized in the consolidated financial statements.

Going concern assumption

These condensed interim consolidated financial statements have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations. There are several adverse conditions that cast significant doubt upon the soundness of this assumption. Refer to note 1 of the condensed interim consolidated financial statements for more details.

Determination of functional currency

In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of the Company and its wholly owned subsidiaries is the US dollar.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Mineral Properties

The company owns land and surface rights, which are part of the Idaho-Maryland property, valued as part of exploration and evaluation assets on the unaudited statement of financial statement at $490,508. This land is adjacent to the property covered by the BET agreement that expired on 1 February 2013. The BET Agreement, signed in 2002, originally had a five year term and has been extended three times. The Company is currently in discussions with the BET Trust to extend and/or negotiate a new agreement associated with the Project (note 8). The company assessed that no impairment was necessary on the land and surface rights that they own as they are still negotiating to extend the lease however if the lease were not extended the land will still be of value as its location is strategic to the operating of the surface mine.

Key Sources of Estimation Uncertainty

Useful life of plant and equipment

The Company reviews the estimated lives of its plant and equipment at the end of each reporting period. There were no material changes in the lives of plant and equipment for the periods ended 30 September 2013 and 2012.

Decommissioning liability

The estimated costs are reviewed annually by management including changes in the discount rate, estimated timing of decommissioning costs, or cost estimates.

Share based payments and fair value of warrants

Management assesses the fair value of stock options granted in accordance with the accounting policy stated in note 3 of the Company’s 31 December 2012 annual consolidated financial statements. The fair value of stock options granted is measured using the Black-Scholes option valuation model (“BkS”), which was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and changes in the highly subjective input assumptions can materially affect the calculated values. The fair value of stock options granted using the BkS do not necessarily provide a reliable measure of the fair value of the Company’s stock option awards. The same model is used by the Company is order to arrive at a fair value for the issuance of warrants.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

Exploration and evaluation asset

The Company makes certain estimates and assumptions regarding the recoverability of the carrying values of exploration and evaluation assets. These assumptions are changed when conditions exist that indicate the carrying value may be impaired, at which time an impairment loss is recorded.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, due from related party, marketable securities, accounts payable and accrued liabilities, due to related party and derivative liability.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

Substantially all of the Company’s cash and short-term investments are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are its receivables. The Company has increased its focus on credit risk given the impact of the current economic climate. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. The Company’s maximum exposure to credit risk as at 30 September 2013 is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process described below, in normal circumstances. Due to the lack of liquidity and anticipated working capital requirements within the next twelve months, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance. During the nine month period ended 30 September 2013, the Company raised cash proceeds of $285,000 (31 March 2012 - Nil) in financing activities.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar. The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canada, as a significant portion of operating expenses are payable in Canadian dollars. The currency risk by the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

The Company has not hedged its exposure to currency fluctuations. At 30 September 2013, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, but presented in United States dollar equivalents:

At 30 September 2013 the Company held currency totalling the following:

Rounded (‘000’s)	30 September 2013	31 December 2012
Canadian dollars	$16,000	$54,000
United States dollars	$74,000	$8,000

Based on the above net exposures at 30 September 2013, and assuming that all other variables remain constant a 5% appreciation or depreciation of the Canadian dollar against the United States dollar would result in a changes of $800 in the Company’s loss from operations.

Management of Capital

The Company defines capital as its shareholders' equity. The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including its exploration properties.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities. Funds are primarily secured through equity capital obtained in private placements. There can be no assurances that the Company will be able to continue raising capital in this manner. The Company currently does not use other sources of financing that requires fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with International Financial Reporting Standards. Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner. There has been no significant change in disclosure controls or in internal controls over financial reporting during the period ended 30 September 2013 that has materially affected, or is reasonably likely to affect, the Company’s disclosure controls or its internal controls over financial reporting.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Management’s report on internal controls over financial reporting and disclosure controls

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of 30 September 2013. Based on that assessment, management concluded that, as at 30 September 2013, the Company’s internal control over financial reporting has effectively provided reasonable assurance regarding the reliability of financial reporting and the preparation of condensed interim consolidated financial statements for external reporting purposes. There was no change in the Company’s internal controls over financial reporting that occurred in the period ended 30 September 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Additional Disclosure for Venture Issuers without Significant Revenue

Consistent with other companies in the mineral exploration industry, Emgold has no source of operating revenue. The Company’s 30 September 2013 Condensed Interim Consolidated Financial Statements and 31 December 2012 Annual Audited Consolidated Financial Statements provide a breakdown of the general and administrative expenses for the period under review and an analysis of the capitalized and expensed exploration and development costs incurred on its mineral properties.

Investor Relations Activities

With respect to investor and public relations, the Company provides information from its corporate offices to investors and brokers directly.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in this Interim MD&A. A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

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Emgold Mining Corporation

US Funds

(Unaudited)

Management Discussion and Analysis

Caution on Forward-Looking Information

This MD&A contains "forward-looking statements". These forward-looking statements are made as of the date of this MD&A and the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to the ongoing viability of the Company, the Company’s ability to raise capital or renegotiate the BET agreement, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of financing activities, exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; the state of capital markets; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of exploration and development activities.

Respectfully submitted

On behalf of the Board of Directors,

“David Watkinson”

David Watkinson

President & CEO

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